UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No.1)

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☐	Definitive Proxy Statement

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☒	Soliciting Material under §240.14a-12

Carver Bancorp, Inc.

(Name of Registrant as Specified In Its Charter)

Dream Chasers Capital Group LLC

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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This filing contains the following communications:

1.	A press release issued by Dream Chasers Capital Group LLC on July 23, 2024relating to nominations to the Board of Directors of Carver Bancorp, Inc.

Dream Chasers Capital to nominate 2 directors to Carver (NASDAQ: CARV) Board

Fund asks shareholders to vote yes

July 23, 2024 07:00 ET | Source: Dream Chasers Capital Group LLC

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NEW YORK, July 23, 2024 (GLOBE NEWSWIRE) -- Dream Chasers Capital believes it's time to Make Carver Great Again.

In that endeavor, Dream Chasers Capital Group - Carver Bancorp's largest minority shareholder with a 5% stake - is nominating 2 new members to the bank’s board at its upcoming annual shareholder meeting and we are asking for your vote.

On July 12, 2024, DCCG sent Carver’s board a slate of 2 new nominees for election to the board at the bank’s upcoming annual meeting. On July 18, 2024 Carver notified Dream Chasers of its receipt of our director nominees.

The fund believes both nominees are not only supremely qualified, but if successfully elected by you the shareholders, will execute a new strategic plan for growth which will lead to profitability, enrich the community and deliver significant shareholder value. We are confident that fellow Carver shareholders will view these 2 nominees as aligned with their interests and we see no reason why the bank should have any issues with these exceptional directors.

We believe any attempt to deny these directors a vote – out of self-preservation or self-interest – may be a catalyst for an eventual sub $1 per share stock price, significantly handicap the bank's ability to raise future capital to carry out its mission and present going concern risk. Dream Chasers believes it has the tacit support of a large percentage of Craver's shareholders and we remain open to negotiation for the benefit of all shareholders. We encourage the Board to do the right thing as shareholder watch.

About nominee #1: Jeff Anderson

Mr. Anderson is 63 yr. old and a recently retired financial executive with J.P. Morgan where he previously served in a CFO role that oversaw 850 tri-state area banking centers and at the time comprised of an income statement with $3.7 billion in revenue, $1.7 billion in pretax earnings as well as a balance sheet of $100 billion in deposits and investments, and $15 billion in loans.

Over the last 40 years Jeff has worked at many of the most prestigious financial service companies and banks such as Goldman Sachs, Bank of America, AIG, and Arthur Andersen.

In his various roles at these institutions, Jeff has proven to be a result driven and accomplished senior financial management executive and corporate officer with extensive experience in consumer insurance, consumer banking, expense management governance and execution, project management, budgeting, risk management, centers of excellence operations, asset management, and compliance. Additional strengths in incentive programs, cost reduction initiatives, operational effectiveness, and talent management. Jeff possesses a successful track record of increasing corporate profitability and shareholder value by leading the execution of competitive business strategies that increase revenues and reduce expenses on a global scale.

Jeff was a long-time resident of Harlem where he was born and has a deep passion for giving back to this community and currently serves on four boards (with 3 located in Harlem) and with financial oversight responsibilities.

About Nominee #2: Jeffrey John Bailey

Mr. Bailey is Carver’s largest individual shareholder and owns between approximately 5 to 8% of the bank's equity. Mr. Bailey is a serial entrepreneur, who over the last 30 years, has founded and successfully implemented business plans, strategies and hired teams to execute such plans resulting in millions of dollars in revenues and profits and delivering investor returns. Mr. Bailey shares a lifelong passion in wanting to see communities of color do better and has supported such endeavors over the years with capital and action.

In conclusion, the time for new blood, new energy and new ideas is now. You the shareholders, you the real owners of the bank, you, some of whose investments are down 80%, get to decide. No longer can shareholders afford to sit idle and have a board, who own very little of the company shares, continue to — out of self-preservation, status quo and cronyism — resist positive changes while offering no good ideas to deliver shareholder value. It is your hard-earned money at stake. We encourage shareholders - retail and institution - to show up and vote for our nominees at the bank’s upcoming annual meeting.

Lastly, in a recent press release on January 31, 2024, the bank said it rejected DCCG offer to buy a 35% stake. Among a few reasons the board cited were their so-called concerns about reputation risk, implied valuation and lack of banking experience (none of which had merit).

To the contrary, the bank’s lack of profitability over the last few years despite having almost $1 billion in deposits is an indication of current management not having the right experience or competence.

Furthermore, under current management, the bank until recent was under years of OCC (Office of the Controller of the Currency) oversight. With restrictive OCC oversight, the bank’s ability to expand and achieve profitability was severely compromised and shareholders suffered as a result and the bank’s reputation was compromised.

Thank you in advance to all fellow shareholders and we look forward to your vote and support.

For more inquiry
info@dreamchaserscapitalgroup.com

About Dream Chasers Capital Group LLC
www.dreamchaserscapitalgroup.com

Disclaimer: Nothing in this press release should be considered an offer to sell or a solicitation of an offer to buy shares of any securities.

SOURCE Dream Chasers Capital Group LLC

Additional Information

YOU ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CARVER BANCORP., THE DIRECTOR NOMINEES AND RELATED MATTERS. YOU WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT AND OTHER RELATED DOCUMENTS (WHEN AVAILABLE) FILED BY CARVER BANCORP. WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. YOU ALSO WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT AND OTHER DOCUMENTS (WHEN AVAILABLE) FILED BY CARVER BANCORP. WITH THE SEC BY ACCESSING THE INVESTOR RELATIONS SECTION OF CARVER BANCORP’S WEBSITE AT HTTPS://CARVERBANK.Q4IR.COM/NEWS-FILINGS